Issuer Free Writing Prospectus, dated April 3, 2007
Filed pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated March 27, 2007
Registration Number: 333-111490
ROYAL GOLD, INC.
Pricing Term Sheet

Issuer:	Royal Gold, Inc. (the “Company”) (NASDAQ Global Select Market symbol: RGLD; Toronto Stock Exchange Symbol: RGL)

Securities offered:	4,000,000 shares of common stock (excluding the underwriters’ option to purchase up to 600,000 additional shares to cover over-allotments)

Public offering price:	$29.25 per share

Common stock to be outstanding after this offering:	28,199,917 shares (assuming no exercise of the underwriters’ over-allotment option) The number of shares of common stock to be outstanding after this offering is based on 24,199,917 shares outstanding as of March 27, 2007, and excludes (i) 598,114 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $17.27 per share, of which 459,680 shares of common stock are subject to options that are vested and immediately exercisable; (ii) 188,875 shares of restricted common stock, subject to achieving certain performance goals or continued service with the Company, outstanding under the Company’s 2004 Omnibus Long-Term Incentive Plan; (iii) 314,692 shares of common stock reserved for future issuance under the Company’s equity compensation plans; and (iv) any of the 600,000 additional shares issuable pursuant to the underwriters’ over-allotment option.

Estimated net proceeds to issuer:	Approximately $110.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

Use of proceeds:	The Company intends to use the net proceeds of this offering to repay the outstanding balance under its revolving credit facility with HSBC Bank USA, National Association, to fund the acquisition and financing of additional royalty interests and for general corporate purposes.

Underwriting discount:	$1.39 per share

Trade date:	April 3, 2007

Settlement date:	April 9, 2007

CUSIP:	780287108
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-975-4722.
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